FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                22 December, 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Saudi Aramco Awards International Power and Saudi Oger Contract to Develop, Own
              and Operate four Cogeneration Plants in Saudi Arabia

(London - 22 December 2003) International Power is pleased to announce that together with its partner Saudi Oger, it has signed agreements with Saudi Aramco, the national oil company of Saudi Arabia and the largest oil company in the world, to develop, own and operate four cogeneration facilities with a total capacity of 1,074MW and 4.4 million lbs/hr of steam in Saudi Arabia. The plants will supply power and steam to Saudi Aramco under four 20-year Energy Conversion Agreements.

Philip Cox, Chief Executive Officer of International Power, said: "We are delighted to have Saudi Aramco as our new customer and we look forward to meeting a major portion of their electricity and steam requirements in the Eastern Province of Saudi Arabia."

"This investment consolidates our position in our core Middle East region, enhances the contracted portion of our global portfolio, and marks our entry into one of the world's largest energy markets that has a growing demand for power and water," Mr Cox added.

International Power will own 60% of the project company that will develop, own and operate the four cogeneration plants. Saudi Oger (a large Saudi-based construction and telecommunications company) will hold the remaining 40%.

The financing for this project has begun and financial close is expected in the first quarter of 2004. International Power's total equity commitment to the project is estimated to be GBP50 million.

The four sites are located in the Eastern Province of Saudi Arabia. Natural gas to fuel these plants will be supplied by Saudi Aramco and the power and steam generated by the plants will be used by Saudi Aramco for consumption in its processing plants.

Engineering, Procurement and Construction (EPC) will be carried out by Mitsui & Co. Ltd of Japan and Hyundai Heavy Industries of Korea, and GE will supply all the gas turbines.

Construction at all sites is expected to commence in March 2004, with a view to achieving commercial operation on a phased basis between March 2006 and December 2006.


For further information please contact:


Aarti Singhal
+44 (0) 207 320 8681

Notes to Editors: -

Proposed cogeneration plants and respective power and steam capacity:

Plant                        Power (MW)                Steam (000's lb/hr)

Ras Tanura                   150                       645
Ju'aymah                     308                       1,250
Shedgum                      308                       1,250
Uthmaniyah                   308                       1,250

Information about Saudi Oger and Saudi Aramco can be obtained by visiting www.saudiaramco.com and www.saudioger.com respectively.

International Power plc is a leading independent electricity generating company with 10,990MW (net) in operation and 610 (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary